UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Lattice Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

518415104

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,467,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,467,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,467,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,467,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,467,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,467,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,467,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,467,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,467,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,467,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,467,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,467,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,467,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,467,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,467,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 518415104

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,467,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,467,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,467,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 518415104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 6,467,035 Shares beneficially owned by Lion Point is approximately $38,735,946, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Lion Point has undertaken the sales reported in this Amendment No. 2 to the Schedule 13D to effectuate a rebalancing of Lion Point’s portfolio in light of the significant appreciation in the Issuer’s stock price since the Reporting Persons’ investment was made in the Issuer in February 2018. The Shares sales and derivatives transactions were entered into for portfolio management reasons and not due to any change in Lion Point’s thesis on the Issuer’s value creation opportunities as a standalone company. Following the sales reported herein, the Reporting Persons continue to remain significant holders of the Shares with economic ownership of approximately 4.9% of the outstanding Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon the 132,017,866 Shares outstanding, as of April 29, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2019.

A.	Lion Point
(a)	As of the close of business on July 22, 2019, Lion Point beneficially owned 6,467,035 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 6,467,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,467,035
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 518415104

B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 6,467,035 Shares owned by Lion Point.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 6,467,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,467,035
4. Shared power to dispose or direct the disposition: 0
(c)	Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 6,467,035 Shares owned by Lion Point.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 6,467,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,467,035
4. Shared power to dispose or direct the disposition: 0
(c)	Lion Point Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Lion Point Holdings GP
(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 6,467,035 Shares owned by Lion Point.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 6,467,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,467,035
4. Shared power to dispose or direct the disposition: 0
9

CUSIP No. 518415104

(c)	Lion Point Holdings GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Messrs. Cederholm and Freeman
(a)

Each of Messrs. Cederholm and Freeman, as a Founding Partner and Chief Investment Officer and as a Founding Partner and Head of Research, respectively, of each of Lion Point Capital GP and Lion Point Capital and as a Managing Member of Lion Point Holdings GP, may be deemed the beneficial owner of the 6,467,035 Shares owned by Lion Point.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,467,035
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,467,035
(c)	Neither Messrs. Cederholm or Freeman has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)	As of July 18, 2019, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Lion Point has purchased in the over-the-counter market American-style put options referencing an aggregate of 1,000,000 Shares, which have an exercise price of $13.00 and expire on September 20, 2019. In addition, Lion Point has sold short in the over-the-counter market American-style put options referencing an aggregate of 1,000,000 Shares, which have an exercise price of $10.00 and expire on September 20, 2019.

Lion Point has purchased in the over-the-counter market American-style put options referencing an aggregate of 136,000 Shares, which have an exercise price of $12.50 per Share and expire on January 17, 2020. In addition, Lion Point has sold short in the over-the-counter market American-style put options referencing an aggregate of 136,000 Shares, which have an exercise price of $10.00 and expire on January 17, 2020.

Lion Point has purchased in the over-the-counter market American-style put options referencing an aggregate of 850,000 Shares, which have an exercise price of $16.00 per Share and expire on January 17, 2020. In addition, Lion Point has sold short in the over-the-counter market American-style put options referencing an aggregate of 850,000 Shares, which have an exercise price of $13.00 and expire on January 17, 2020.

10

CUSIP No. 518415104

Lion Point has sold short in the over-the-counter market American-style call options referencing an aggregate of 1,700,000 Shares, which have an exercise price of $21.00 and expire on January 17, 2020.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

11

CUSIP No. 518415104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

12

CUSIP No. 518415104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point master, lp

Purchase of January 17, 2020 Call Option ($15.00 Strike Price)[1]	11,360	1.7000	05/31/2019
Sale of Common Stock	(25,000)	14.6597	07/02/2019
Sale of Common Stock	(700)	14.7654	07/02/2019
Sale of Common Stock	(60,460)	14.5712	07/02/2019
Sale of Common Stock	(750,000)	14.6297	07/03/2019
Purchase of Equity Swap[1]	400,000	16.1697	07/18/2019
Sale of Common Stock	(400,000)	16.1700	07/18/2019
Sale of Common Stock	(50,000)	16.1980	07/18/2019
Sale of Common Stock	(50,000)	16.3997	07/18/2019
Sale of Common Stock	(25,000)	16.3597	07/18/2019
Sale of Common Stock	(30,000)	16.1825	07/18/2019
Purchase of January 17, 2020 Put Option ($16.00 Strike Price)	8,500	2.6000	07/18/2019
Sale of January 17, 2020 Put Option ($13.00 Strike Price)[2]	(8,500)	0.9100	07/18/2019
Sale of January 17, 2020 Call Option ($21.00 Strike Price)[2]	(17,000)	0.9000	07/18/2019

________________________

1 Represents a purchase to cover a short position.

2 Represents a short sale.